SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

SKULLCANDY, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

83083J

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

B. Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,758,027	$239.80

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Skullcandy, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,336,438 shares of Skullcandy, Inc. common stock and have an aggregate value of $1,758,027 as of August 5, 2013, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $136.40 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $239.29	Filing party: Skullcandy, Inc.
Form or Registration No. 005-86634	Date Filed: August 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on August 6, 2013 (the “Schedule TO”), relating to an offer by Skullcandy, Inc., a Delaware corporation (the “Company”), to its employees, other than the Company’s executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “ Exchange Act”), to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), granted under the Amended and Restated Skullcandy, Inc. 2011 Incentive Award Plan (the “2011 Plan”) with an exercise price equal to or greater than $9.62 per share, on a basis as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated August 6, 2013 (the “Offer to Exchange”), as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock to be made under the 2011 Plan.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer to Exchange expired at 9:00 p.m. Pacific Daylight Time on September 4, 2013 (the “Offer expiration date”). At that time, the Company cancelled all exchanged options and immediately thereafter granted the replacement options (as described below). We also refer to September 4, 2013 as the “replacement option grant date.” The results of the Option Exchange were as follows:

Number of Participants	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of Total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement Options Granted
100	82.6%	1,120,847	83.9%	532,427

As described in the Offer to Exchange, the replacement options granted:

•	have a per-share exercise price of $5.33, equal to the closing price of our common stock on the NASDAQ Global Select Market on the replacement option grant date;

•	vest, subject to continued service with us, in four equal annual installments (25% per year) commencing on the replacement option grant date, regardless of whether and to the extent that any of the surrendered eligible options were vested;

•	have a new 10-year term measured from the replacement option grant date;

•	are treated under the U.S. Internal Revenue Code as a non-statutory stock option, regardless of the tax status of the eligible options surrendered for exchange; and

•	have the terms and are subject to the conditions as provided for in the 2011 Plan and option award agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2013	SKULLCANDY, INC.

	By:	/S/ Kyle Wescoat
Name: Kyle Wescoat
Title: Senior Vice President and Chief Financial Officer